

Reliance
Industries Limited

Regd. Office : Maker Chambers IV, 3rd Floor, 222, Nariman Point, Post Box : 11717, Mumbai - 400 021.
Gram : 'RELCOMCOP', Phones : 2278 5000, 3032 5000, 2284 2384, 2284 2929, 2282 6070.
Telefax : 022-2204 2268, 2285 2214. Website : www.ril.com



File No.82-3300

Securities Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450, Fifth Street, N.Y.
Washington D.C. 20549
USA

Dear Sirs,

Pursuant to the requirement of furnishing information in connection with the exemption under Rule 12g3-2(b), we forward herewith the following documents filed with the domestic stock exchanges, for your information and record :-

Sr No.	Requirement under Listing Agreement with domestic Stock Exchanges	Letter dated	Subject matter
1	--	January 23, 2006	Intimation regarding decision on Retail Business and placement of equity shares of Reliance Petroleum Limited, a subsidiary of the Company, with private equity investors and / or through initial public offering

Thanking you,

Yours faithfully,
For **Reliance Industries Limited**

Vinod M. Ambani
President & Company Secretary

Encl: a/a

dlw 1/26



Reliance
Industries Limited

Regd. Office : Maker Chambers IV, 3rd Floor, 222, Nariman Point, Post Box : 11717, Mumbai - 400 021.
Gram : 'RELCOMCOP', Phones : 2278 5000, 3032 5000, 2284 2384, 2284 2929, 2282 6070.
Telefax : 022-2204 2268, 2285 2214. Website : www.ril.com

January 23, 2006.

The Secretary
Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001
Fax No.3372 3121 / 2272 3710

The Secretary
National Stock Exchange of India Limited
Exchange Plaza, 5th Floor
Plot No.C/1, G. Block
Bandra-Kurla Complex
Mumbai 400 051
Fax No. 2659 8237 / 38

The Luxembourg Stock Exchange
Societe de la Bourse de Luxembourg
S A 11, Avenue de la Porte-Neuve
B P 165, L - 2011
Luxembourg

Dear Sir,

This is to inform you that the Board of Directors of the Company, at its meeting held on January 23, 2006, has given its consent to pursue Retail Business through a subsidiary of the Company. The Board has approved the initial phase of setting up of hypermarkets / supermarkets / convenience stores / specialty stores etc. in select cities and towns covering all the geographical regions in the country at an estimated cost of US$ 750 million.

This is to further inform you that the Board of Directors of the Company has also approved the raising of equity capital, by the newly incorporated Reliance Petroleum Limited, a wholly owned subsidiary of the Company which will be implementing the Refinery (27 MMTPA) and Polypropylene (1 MMTPA) projects at the Special Economic Zone in Jamnagar, Gujarat, at an estimated cost of US$ 6 billion. Reliance Petroleum Limited would raise equity capital either through placement of equity shares with private equity investors and / or through initial public offering. Reliance Petroleum would continue to be a subsidiary of the Company even after the completion of raising of equity.

Thanking you,

Yours faithfully,
For **Reliance Industries Limited**



Vinod M. Ambani
President & Company Secretary


NSEIL
24 JAN 2006
Contents not Verified



Reliance
Industries Limited

Regd. Office : Maker Chambers IV, 3rd Floor, 222, Nariman Point, Post Box : 11717, Mumbai - 400 021.
Gram : 'RELCOMCOP', Phones : 2278 5000, 3032 5000, 2284 2384, 2284 2929, 2282 6070.
Telefax : 022-2204 2268, 2285 2214. Website : www.ril.com

January 23, 2006.

The Secretary
Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001
Fax No.3372 3121 / 2272 3710

The Secretary
National Stock Exchange of India Limited
Exchange Plaza, 5th Floor
Plot No.C/1, G. Block
Bandra-Kurla Complex
Mumbai 400 051
Fax No. 2659 8237 / 38

The Luxembourg Stock Exchange
Societe de la Bourse de Luxembourg
S A 11, Avenue de la Porte-Neuve
B P 165, L - 2011
Luxembourg


VERIFIED
SIGN
DATE 24/1/6 12-30

Dear Sir,

This is to inform you that the Board of Directors of the Company, at its meeting held on January 23, 2006, has given its consent to pursue Retail Business through a subsidiary of the Company. The Board has approved the initial phase of setting up of hypermarkets / supermarkets / convenience stores / specialty stores etc. in select cities and towns covering all the geographical regions in the country at an estimated cost of US$ 750 million.

This is to further inform you that the Board of Directors of the Company has also approved the raising of equity capital, by the newly incorporated Reliance Petroleum Limited, a wholly owned subsidiary of the Company which will be implementing the Refinery (27 MMTPA) and Polypropylene (1 MMTPA) projects at the Special Economic Zone in Jamnagar, Gujarat, at an estimated cost of US$ 6 billion. Reliance Petroleum Limited would raise equity capital either through placement of equity shares with private equity investors and / or through initial public offering. Reliance Petroleum would continue to be a subsidiary of the Company even after the completion of raising of equity.

Thanking you,

Yours faithfully,
For **Reliance Industries Limited**



Vinod M. Ambani
President & Company Secretary